UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Baxter International Inc.

(Name of Issuer)

Common stock, par value $1.00 per share

(Title of Class of Securities)

071813109

(CUSIP Number)

Joshua L. Targoff

Third Point LLC

390 Park Avenue, 19th Floor

New York, NY 10022

(212) 715-3880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 071813109

1	NAME OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,008,080 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,008,080 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,008,080 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 071813109

1	NAME OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,008,080 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,008,080 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,008,080 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the common stock, par value $1.00 per share (the “Common Stock”), of Baxter International Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D filed on August 5, 2015 as amended by Amendment No. 1 and Amendment No. 2 thereto filed on August 6, 2015 and September 30, 2015, respectively (the “Original Schedule 13D” and, together with this Amendment No. 3, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 3 is being filed to amend Items 3, 4, and 5 of the Schedule 13D as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated to read as follows:

The Funds expended an aggregate of approximately $1,846,000,000 of their own investment capital to acquire the 46,008,080 shares of Common Stock held by them.

The Reporting Persons and Funds may effect purchases of shares of Common Stock through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended to add the following:

On February 28, 2017, the Reporting Persons sold a portion of their Common Stock in a block trade, as described in further detail in Item 5 below. The Reporting Persons’ decision to sell was a result of portfolio management discussions, as the Reporting Persons’ position in the Common Stock had approached concentration limit guidelines due to the significant appreciation since their original investment. The Reporting Persons do not currently contemplate further sales for at least 90 days but reserve the right to re-evaluate at any time based on, among other things, performance of the Issuer and market conditions. The Reporting Persons are pleased with the performance of the Issuer’s CEO and are confident in his ability to continue to create value for shareholders.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a) As of 4:00 p.m., New York City time, on February 28, 2017, the Reporting Persons beneficially own an aggregate of 46,008,080 shares of Common Stock held by the Funds (the “Shares”). The Shares include 6,290 shares of Common Stock underlying stock options granted to Munib Islam, an employee of Third Point and a director of the Issuer, which became exercisable on the date of the Issuer’s 2016 annual meeting of shareholders. The Shares represent 8.5% of the Issuer’s Common Stock outstanding. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon 540,088,520 shares of Common Stock outstanding (which represents the sum of (x) the 540,082,230 shares of Common Stock outstanding as of January 31, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed by the Issuer with the Securities and Exchange Commission on February 23, 2017, and (y) the 6,290 shares of Common Stock underlying the stock options granted to Mr. Islam).

(b) Each of the Reporting Persons shares voting and dispositive power over the shares of Common Stock held directly by the Funds.

(c) On February 28, 2017, the Reporting Persons sold an aggregate of 5,901,767 shares of Common Stock in a block trade at a price per share of $50.35. Except as described in the immediately preceding sentence, there were no transactions in the securities of the Issuer effected during the past sixty days by the Reporting Persons.

(d) Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the Shares.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THIRD POINT LLC
Date: March 1, 2017
	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

DANIEL S. LOEB
Date: March 1, 2017
	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact